As filed with the Securities and Exchange Commission on August 11, 2021

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TransAct Technologies Incorporated

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	06-1456680 (I.R.S. Employer Identification No.)

One Hamden Center, 2319 Whitney Avenue, Suite 3B

Hamden, CT 06518

(203) 859-6800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steven A. DeMartino

President, Chief Financial Officer, Treasurer and Secretary

TransAct Technologies Incorporated

One Hamden Center, 2319 Whitney Avenue, Suite 3B

Hamden, CT 06518

(203) 859-6800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Scott W. Goodman, Esq.

Gretchen E. Blauvelt-Marquez, Esq.

Day Pitney LLP

605 Third Avenue
31st Floor
New York, NY 10158
(212) 297-2436

Approximate date of commencement of proposed sale of securities to the public:

As soon as practicable after this Registration Statement becomes effective, subject to market conditions.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ 333-248055

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

____________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Common Stock, par value $.01 per share	$2,040,400	$222.61

(1)	The Registrant previously registered such indeterminate number of securities as would have an aggregate offering price not to exceed $20,000,000 on a Registration Statement on Form S-3 (File No. 333-248055) filed on August 17, 2020, and declared effective on August 21, 2020 (the “Prior Registration Statement”). Of such securities, an aggregate of $9,798,000 have been sold under such Prior Registration Statement, leaving a remaining balance of $10,202,000 as of the date of this filing. The Registrant is filing this registration statement solely for the purpose of increasing the aggregate principal amount of securities being offered by $2,040,400 pursuant to Rule 462(b) of the Securities Act of 1933, as amended.

(2)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

This Registration Statement shall become effective upon filing in accordance with Rule 462(b) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Registration Statement is being filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 462(b) under the Securities Act of 1933, as amended.

This Registration Statement relates to the Registration Statement on Form S-3 (File No. 333-248055) (the “Prior Registration Statement”), declared effective on August 21, 2020 by the Commission, and is being filed for the purpose of registering additional securities in an amount that does not exceed 20% of the Proposed Maximum Aggregate Offering Price of securities remaining available for issuance under the Prior Registration Statement. The Registrant hereby incorporates by reference into this Registration Statement on Form S-3 in its entirety the Prior Registration Statement, including each of the documents filed by the Registrant with the Commission and incorporated or deemed to be incorporated by reference therein and all exhibits thereto. The required opinion and consents are listed on the Exhibit Index included herein, and are filed with this Registration Statement.

EXHIBIT INDEX

Exhibit No.	Description of Exhibits

5.1*	Opinion of Day Pitney LLP

23.1*	Consent of Marcum LLP

23.2*	Consent of PricewaterhouseCoopers LLP

23.3*	Consent of Day Pitney LLP (included in Exhibit 5.1)

24.1	Power of Attorney (filed as Exhibit 24.1 to the Registrant’s Registration Statement on Form S-3 (File No. 333-248055), initially filed with the Commission on August 17, 2020)

___________________________

*      Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Hamden, State of Connecticut, on this 11th day of August, 2021.

TRANSACT TECHNOLOGIES INCORPORATED (Registrant)

By:	/s/ Steven A. DeMartino
Name:	Steven A. DeMartino
Title:	President, Chief Financial Officer, Treasurer and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

*	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	August 11, 2021
Bart C. Shuldman

/s/ Steven A. DeMartino	President, Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer)	August 11, 2021
Steven A. DeMartino

*	Vice President and Chief Accounting Officer (Principal Accounting Officer)	August 11, 2021
David B. Peters

*	Director	August 11, 2021
John M. Dillon

*	Director	August 11, 2021
Emanuel P. N. Hilario

*	Director	August 11, 2021
Haydee Olinger

	Director	August 11, 2021
Randall S. Friedman

*By:	/s/ Steven A. DeMartino
Steven A. DeMartino Attorney-in-fact